EXHIBIT 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges

(Dollar Amounts In Thousands)

	For the Years Ended May 31,

	2003	2002	2001	2000	1999

Net margins before cumulative effect of change in accounting principle	$651,970	$78,873	$132,766	$115,333	$76,439
Add: Fixed charges	930,847	885,838	1,117,839	861,324	664,109

Margins available for fixed charges	$1,582,817	$964,711	$1,250,605	$976,657	$740,548

Fixed charges:
Interest on all debt (including amortization of discount and issuance costs)	$930,847	$885,838	$1,117,839	$861,324	$664,109

Total fixed charges	$930,847	$885,838	$1,117,839	$861,324	$664,109

Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12